**Mail Stop 3010**

July 24, 2009

Ellis F. Rinaldi, Esq.
Executive Vice President & General Counsel
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT  06830

> **Re:** **Starwood Property Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 7, 2009**
> **File No. 333-159754**

Dear Mr. Rinaldi:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.      We note your response to prior comment 7.  While you have revised some of the
        disclosure to provide a more concise summary, other portions of your summary
        remain lengthy and are nearly identical to disclosure in the body of your
        prospectus.  In addition, we note that the summary in this amendment is almost as
        long as the summary in your initial filing.  Please further revise to provide a more
        concise summary of the information found elsewhere in the prospectus.  We note
        the following sections as examples only:

        - *Our Company.*  The additional disclosure regarding opportunity allocation
          and conflicts of interest repeats disclosure elsewhere in the summary.
          Please eliminate repetitive disclosure within the summary.

        - *Our Financing Strategy.*  The detailed descriptions of PPIP and TALF
          appear to be more appropriate for the body of the prospectus.  In addition,
          most of the information under the sub-heading "Other Potential Sources of
          Financing" repeats disclosure already stated in the introductory paragraph
          of this section.

        - *Conflicts of Interest and Related Policies*.  The disclosure under this
          heading is more detailed than in your original filing and is almost identical
          to the disclosure beginning on page 98.  In addition, the disclosure
          regarding your policies for related party transactions and other conflicts
          does not appear to be necessary in the summary.

Our Financing Strategy, page 7

2.      We note your response to comment 11 that if you are unable to obtain financing
        through the U.S. Government programs and unable to invest in the asset classes at
        attractive rates, then you will utilize other financing sources or will not invest in
        these asset classes.   Please revise to state how long you plan to postpone your
        initial acquisitions before you will utilize other financing sources or make the
        determination to not invest in the asset classes.

Management Agreement, page 13

3.      We note your revised disclosure regarding fee reductions in response to comment
        16.  Please revise to clarify whether you will reduce each of the base fee and the
        incentive fee by the separate fee amount, or whether the fees will be reduced on
        an aggregate basis.  If you plan to reduce the fees on an aggregate basis, please
        clarify how you intend to determine the respective reduction amounts.

Risk Factors, page 24

4.      We note your response to comment 25.  Please add a risk factor related to the fact that your manager has limited experience investing in mortgage-backed securities and mortgage loans.

Use of Proceeds, page 65

5.      We note your response to comment 21 and your revised disclosure.  Please include in the risk factors section any material risks related to these investments.

Business, page 82

6.      Please explain why your investment rights are limited to 90% of the equity capital proposed to be invested.  We note from your disclosure on page 17 that the Starwood Unlevered Debt Fund "has the right" to invest 10% of the equity capital proposed to be invested; however, it is not clear from your disclosure that it will always exercise this right.  Please revise to clarify.

Conflicts of Interest and Related Policies, page 98

7.      The disclosure regarding your co-investment rights and obligations is extremely dense and difficult to read.  In addition, the use of embedded lists in a single paragraph makes the disclosure difficult to follow.  Please revise to eliminate the use of embedded lists and instead present the disclosure in separate sentences and multiple paragraphs.

Limitation on Personal Investments, page 100

8.      We note your disclosure on page 18, which defines the personal investment limit as being the "lesser of (x) $5 million, or (y) 1% of [y]our total stockholder's equity as of the most recent month end."  Please revise your disclosure here to include this definition.

Historical Performance, page 120

9.      Please revise this heading to clarify that the disclosure relates to the historical performance of your sponsor.

10.     In the narrative section, please provide a description of the sponsor's experience in the last ten years with all other programs, public and nonpublic, that have invested primarily in real estate and real estate related assets, regardless of the investment objective of the programs. Refer to Item 8.A.1 of Guide 5. Also disclose whether any of the prior programs have experienced any major adverse business developments or conditions. If so, please explain. Refer to Item 8.A.2 of Guide 5.

11.     We note that your manager is currently the advisor to several other programs that may or may not have investment objectives similar to yours. We further note that you do not include most of these programs in your prior performance tables. Please refer to Instruction 3 to Tables I – III of Guide 5, which makes clear that even programs that do not have similar investment objectives may be required to be included in the prior performance tables. Please revise your tables to include the appropriate programs or advise us as to why you do not believe such revision is necessary.

12.     Please revise your prior performance tables to present the information in accordance with Tables I, II, and III of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables that you believe are not applicable.

13.     Please confirm that "Starwood Debt Fund II-U LP" refers to the Starwood Unlevered Debt Fund.

Exhibits

14.     We note the description of your co-investment and allocation agreement on page 120. Please file this agreement as an exhibit to the registration statement or tell us why you believe it does not constitute a material contract.

Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009

15.     Assumptions 2 and 3 on page 2 of the opinion should be limited to parties other than the issuer. With respect to the issuer, these assumptions relate to factual matters that counsel can readily determine. Please provide a revised opinion that limits these assumptions.

16.     It is not clear whether assumption 5 is appropriate. Please explain to us the reason for this assumption and the nature of the resolutions that will satisfy the

requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Law.

17.    In assumption 6, we note that counsel has assumed that, "[p]rior to the issuance of any Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock." Since counsel is opining on whether the securities are duly authorized, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

*     *     *     *     *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Via Facsimile
        David Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        (917) 777-3574